UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223) and the offer to purchase by VimpelCom Holdings B.V. dated May 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: May 30, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

Amsterdam (30 May 2017) – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON) provides the following business updates:

Spectrum Reallocation in Uzbekistan

On March 31, 2017, the spectrum council of the Ministry for Development of Information Technologies and Communications of the Republic of Uzbekistan (the “Council”) published a decision (the “Decision”) ordering the redistribution of radio frequencies in Uzbekistan which, if it comes into force as planned in September 2017, could result in a reallocation of our subsidiary Unitel LLC’s (“Unitel”) radio frequencies to other cellular communications providers in the market. On April 21, 2017, Unitel filed a claim with the Commercial Court of Tashkent City disputing the Decision. The court has accepted the case for consideration, and the Council has filed an opposition to the claim. A preliminary hearing on Unitel’s claim was held on May 10, 2017, where consideration of the matter was adjourned initially to May 23, 2017 and then further adjourned to June 6, 2017. Separately, a working group involving the regulator and all mobile operators in Uzbekistan has been created to discuss potential terms and conditions for implementation of the Decision. Initial meetings of the group were held on May 6, 2017, and May 18, 2017, and a further meeting date is expected to be set once the mobile operators have presented their implementation proposals. We are unable at this stage to predict the outcome of this matter or the impact it may have on our financial condition or results of operations.

Notice Regarding Inspection from the Dutch Customs Authority

We received notice from the Belastingdienst (the Dutch Customs Authority) on May 11, 2017 that the authority is initiating a supervisory inspection into the Company’s compliance with EU and Dutch export control law regarding the export and brokering of controlled dual use items (listed in the EU Dual-Use Regulation (EC) No 428/2009) to our subsidiaries, and primarily Unitel, our subsidiary in Uzbekistan. We are cooperating with the Dutch authorities. If we are found not to be in compliance with applicable law or regulations concerning export controls or related matters, we could be subject to fines, penalties, restrictions on its operations or other legal or reputational consequences, any of which could adversely affect our business, financial condition or results of operations.

Spectrum Award in Pakistan

On May 23, 2017, we and Global Telecom Holding S.A.E. announced the acquisition of additional 4G/LTE spectrum in Pakistan, through our local 85% owned subsidiary, Jazz. Jazz was awarded 10 MHz paired spectrum in the 1800 MHz band for a total consideration of US$295 million plus withholding tax of 10%.

Ericsson Global Software Agreement

In June 2016, we entered into a US$1 billion long-term global software agreement with Ericsson. Under the agreement, Ericsson has agreed to develop, implement, and service over a seven year period, new software and cloud technologies across VEON’s customer-facing IT infrastructure. Ericsson has failed to meet its delivery obligations under the agreement, and we currently expect further delays and performance failures. While we continue discussions with Ericsson regarding the timing for development and implementation, the Company is also actively considering all options including possible claims and termination. Our business could be materially harmed if our agreement with Ericsson were to terminate or if Ericsson can no longer deliver the required services on a timely basis or at all or otherwise fulfill its obligations under our agreement with it.

Disclaimer

The Company considers portions of this announcement to be forward-looking statements. Forward-looking statements can be identified by the use of words such as “may”, “will”, “plan”, “should”, “expect”, “anticipate”, “estimate”, “continue” or comparable terminology. Forward-looking statements are inherently subject to risks and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, the Company can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements as a result of risks and uncertainties.